EXHIBIT 99.1

Brookfield Business Partners Announces Agreement to Sell BGIS for $1 Billion

BROOKFIELD NEWS, March 11, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P (NYSE: BBU) (TSX:BBU.UN) (“Brookfield Business Partners”), together with its institutional partners (collectively “Brookfield”), today announced an agreement to sell BGIS, a leading global provider of facilities management services, to CCMP Capital Advisors, LP for approximately $1 billion.

Since acquiring control of BGIS in 2015, Brookfield has supported the management team in expanding the size, scale, and geographic footprint of the business, through both organic growth and acquisitions. Under Brookfield’s ownership, BGIS has established itself as a leading global facilities management provider, managing more than 320 million square feet of real estate representing more than 30,000 locations across North America, Asia Pacific and Europe. The company has earned a reputation for innovation and numerous awards for the safety and sustainability of its operations.

Sale proceeds to Brookfield Business Partners for its 26% ownership interest in BGIS are approximately $180 million, after taxes.

Transaction Process
Closing of the transaction is subject to customary closing conditions and is expected to occur in the second quarter.

Advisors
Citigroup Global Markets, CIBC Capital Markets, and TD Securities are acting as financial advisors to Brookfield and Stikeman Elliott, Skadden Arps, and interEllison are acting as legal advisors.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with more than $350 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com.

Media Claire Holland Brookfield Business Partners Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Investor Relations Gwyn Hemme Brookfield Business Partners Tel: +1 416 359 8632 Email: gwyn.hemme@brookfield.com